SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-☐                                                                               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                                                                                                No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: February 13, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders
4	Management’s Discussion and Analysis
4	1. Highlights
5	2. Introduction
6	3. About CAE
6	3.1 Who we are
6	3.2 Our vision
6	3.3 Our operations
10	4. Foreign exchange
11	5. Consolidated results
11	5.1 Results of our operations – Third quarter of fiscal 2009
13	5.2 Consolidated orders and backlog
13	6. Results by segment
14	6.1 Civil segments
17	6.2 Military segments
19	7. Consolidated cash movements and liquidity
19	7.1 Consolidated cash movements
20	8. Consolidated financial position
20	8.1 Consolidated capital employed
22	9. Business acquisitions
22	10. Changes in accounting standards
23	11. International financial reporting standards (IFRS) implementation
23	12. Controls and procedures
23	12.1 Evaluation of disclosure controls and procedures
24	13. Selected quarterly financial information
25	Consolidated Financial Statements
25	Consolidated balance sheets
26	Consolidated statements of earnings
27	Consolidated statements of changes in shareholder’s equity
28	Consolidated statements of comprehensive income
28	Consolidated statement of accumulated other comprehensive loss
29	Consolidated statements of cash flows
30	Notes to the Consolidated Financial Statements
30	Note 1 – Nature of operations and significant accounting policies
31	Note 2 – Change in accounting policies
32	Note 3 – Business acquisitions
33	Note 4 – Investments in joint ventures
34	Note 5 – Interest expense, net
34	Note 6 – Accounts receivable
35	Note 7 – Supplementary information
36	Note 8 – Government cost sharing
36	Note 9 – Employee future benefits
37	Note 10 – Capital management
38	Note 11 – Financial instruments and financial risk management
42	Note 12 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the third quarter ended December 31, 2008. Net earnings were $53.3 million ($0.21 per share) this quarter, compared to $39.5 million ($0.16 per share) in the third quarter of last year. All financial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue this quarter was $424.6 million compared to $344.8 million in the third quarter last year.

Third quarter consolidated earnings before interest and taxes (EBIT) were $78.7 million, or 18.5% of revenue compared to $61.7 million or 17.9% of revenue last year.

“Our performance in the third quarter and year to date reflects the benefits of a diversified business,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We have positioned CAE well over the past few years, and this has enabled us to strengthen the company in the face of several challenges. The year ahead will be more difficult for civil aviation—especially in the areas related to new aircraft deliveries. We will adapt as required to confront the current economic environment and to ensure that we profit from an eventual market recovery. Our outlook for CAE’s role in the defence markets continues to be positive. Overall, we believe that our actions and our diversification will help us as we go through the next period.”

Business segment highlights

During the third quarter, Training and Services/Civil signed agreements with an expected value of $138.5 million. New contracts included a five-year deal with Home Depot for training on its Dassault Falcon aircraft; a three-year deal with Elite Jets for Gulfstream G450 and Hawker 850XP training in Dubai; and a long-term alliance with Honeywell as their preferred provider of training services. Also during the quarter, we began operations at our new training facility in Bangalore, India.

In Simulation Products/Civil we won orders for 11 full-flight simulators (FFSs) during the quarter, from customers including American Airlines, Continental Airlines, Air New Zealand, Saudi Arabian Airlines, Air China and the Hua Ou Aviation Training Centre in Beijing. Year to date, we have announced 31 FFS sales. We continue to expect 34 orders for the year.

We were awarded a number of new military contracts this quarter totalling $183.7 million. In Simulation Products/Military, we won contracts for an MH-60S tactical operational flight trainer for the U.S. Navy; a visual upgrade for a German Army Eurocopter EC135 simulator; and an EC135 flight training device for the Polish Army. As well, we received a contract option exercise related to the U.S. Army Synthetic Environment Core (SE Core Program). In Training and Services/Military, we signed contracts for C-130 simulator training and maintenance services for the U.S. Air Force; Danish Merlin pilot training at our training centre in the U.K; and simulator maintenance and support services for the German Army and Air Force.

Civil segments

Training & Services/Civil (TS/C)

For the third quarter, revenue in the TS/C segment increased 30% over last year because we integrated Sabena Flight Academy, which we acquired in June 2008, and we added more RSEUs to our network. The weaker Canadian dollar relative to the U.S. dollar and the euro also had a positive impact on our results.

Segment operating income increased 39% to reach $21.6 million (17.9% of revenue) this quarter because of higher revenue; a change in our revenue mix; progress we made ramping-up of our recently deployed training assets; and favourable foreign currency exchange.

The expected value of new agreements totalled $138.5 million, and segment backlog reached $1,036.0 million. The segment book-to-sales ratio was 1.15x for the quarter and 0.95x for the last 12 months.

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $119.3 million, up 15% over last year. The increase was mainly the result of having received comparably more orders since the beginning of fiscal year 2009.

Segment operating income was $22.8 million (19.1% of revenue) in the third quarter, down by 10% from last year mainly because of differences in program mix and the impact of less beneficial currency hedges. Most of our revenue hedged earlier in the year does not yet benefit from current favourable exchange rates. These impacts were somewhat

CAE Third Quarter Report 2009 | 1

Report to Shareholders

offset by the receipt from a customer of $1.7 million that had been deemed uncollectible and written-off several years prior.

During the quarter, we received orders for 11 civil FFSs. Orders totalled $133.2 million, and segment backlog was $359.5 million. The book-to-sales ratio was 1.12x for the quarter and 0.94x for the last 12 months.

Military segments

Combined revenue in the third quarter for the Military business as a whole was $184.4 million and combined operating income was $34.3 million, resulting in an operating margin of 18.6% .

Combined new orders totalled $183.7 million and the combined book-to-sales ratio was 1.00x for the quarter and 1.15x for the last 12 months.

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $125.5 million in the third quarter, up 40% over last year because of higher activity on a number of simulator contracts awarded during the last year that involve helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10). As well, we benefited from a lower Canadian dollar.

Segment operating income this quarter was $25.7 million (20.5% of revenue), up 123% year over year. The increase stems from a combination of higher volume, a lower Canadian dollar, and higher utilization of funds from Project Phoenix R&D cost sharing program.

New orders for the quarter totalled $92.2 million and segment backlog was $714.0 million.

Training & Services/Military (TS/M)

Revenue in the TS/M segment was $58.9 million in the third quarter, equalling revenue last year when we benefited from a revenue recovery related to our annual labour rate review with the Canadian government. This year, we had a mix of revenue increases and decreases in training and maintenance services and we benefited from the weaker Canadian dollar.

Segment operating income was $8.6 million this quarter, down 9% from last year for the same reasons as above.

New orders this quarter totalled $91.5 million and segment backlog was $833.3 million.

Cash flow and financial position

Free cash flow was $71.7 million for the third quarter, up $21.9 million year over year. The increase was mainly due to a $52.7 million lower investment in non-cash working capital, offset by a decrease of $20.1 million in cash provided by continuing operations, an increase in maintenance capital expenditures of $5.7 million and an increase in cash dividends of $4.9 million.

Net debt was $265.9 million at December 31, 2008, up $9.4 million from the preceding quarter because of the depreciation of the Canadian dollar against our foreign denominated debt, which was partially offset by an increase in cash before proceeds and repayment of long-term debt.

CAE will pay a dividend of $0.03 per share on March 31, 2009 to shareholders of record at the close of business on March 16, 2009.

2 | CAE Third Quarter Report 2009

Report to Shareholders

Additional consolidated financial results

Orders and backlog

Our book-to-sales ratio for the quarter was 1.07x and it was 1.03x for the last 12 months. Total order intake this quarter was $455.4 million, compared to $389.8 million last quarter and $566.6 million in the third quarter of last year. Our consolidated backlog was $2.943 billion at the end of this quarter. New orders of $455.4 million were added to backlog, offset by $424.6 million in revenue generated. Foreign exchange movements increased the value of the backlog by $170.2 million.

Capital expenditures

Capital expenditures totalled $51.9 million this quarter, arising from $38.4 million in growth capital expenditures in support of our prior investment commitments. We are continuing to expand selectively our training network to address additional market share and to respond to training demands in new markets. The balance is attributed to maintenance capital expenditures that were $13.5 million.

Income taxes

Income taxes this quarter were $19.8 million, representing an effective tax rate of 27%, which is lower than usual because of a settlement of tax audits and changes in the mix of income from various jurisdictions for tax purposes. We still expect the effective income tax rate for fiscal 2009 to be approximately 30%.

CAE Third Quarter Report 2009 | 3

Management’s Discussion and Analysis

for the nine months ended December 31, 2008

1. HIGHLIGHTS

FINANCIAL THIRD QUARTER OF FISCAL 2009 Higher revenue over last quarter and year over year

  Consolidated revenue was $424.6 million this quarter, $17.9 million or 4% higher than last quarter and $79.8 million or 23% higher than the same quarter last year;

  For the first nine months of fiscal 2009, consolidated revenue was $1,223.4 million, $166.4 million or 16% higher than the same period last year.

Higher earnings, net earnings and diluted earnings per share from continuing operations over last quarter and year over year

  Earnings from continuing operations were $53.3 million (or $0.21 per share) this quarter, compared to $48.9 million (or $0.19 per share) last quarter, representing an increase of $4.4 million or 9%, and compared to $40.1 million (or $0.16 per share) in the third quarter of last year, representing an increase of $13.2 million or 33%;

  For the first nine months of fiscal 2009, earnings from continuing operations were $149.2 million (or $0.58 per share) compared to $117.8 million (or $0.46 per share) for the same period last year, a $31.4 million or 27% increase.

Positive free cash flow[1] at $71.7 million

  Net cash provided by continuing operations was $93.6 million this quarter, compared to a positive $59.4 million last quarter and $61.0 million in the third quarter of last year;

  Maintenance capital expenditures2 and other assets were $14.5 million this quarter, compared to $8.7 million last quarter and $8.7 million in the third quarter of last year;

  Cash dividends were $7.4 million this quarter, compared to $7.5 million last quarter and $2.5 million in the third quarter of last year.

Capital employed3 increased by $145.6 million or 11% this quarter over last quarter

  Non-cash working capital4 decreased by $31.8 million this quarter, ending at negative $54.3 million;

  Property, plant and equipment and other long-term assets increased by $147.1 million and $48.5 million respectively, primarily due to changes in foreign exchange rates;

  Other long-term liabilities increased by $18.2 million over last quarter;

  Net debt5 ended at $265.9 million this quarter.

ORDERS[6]

  The book-to-sales ratio for the quarter was 1.07x. The ratio for the last 12 months was 1.03x;

  Total order intake was $455.4 million, compared to $389.8 million last quarter and $566.6 million in the third quarter of last year;

  Total backlog was $2,942.8 million as at December 31, 2008.

Civil segments

  Training & Services/Civil obtained contracts expected at $139 million;

  Simulation Products/Civil won $133 million of orders, including 11 full-flight simulators (FFSs).

Military segments

  Simulation Products/Military won $92 million of orders for new training systems and upgrades;

  Training & Services/Military won contracts valued at over $91 million.

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 7.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 8.1).

  Non-GAAP measure (see Section 5.2).

  | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2009 mean the fiscal year ending March 31, 2009;

  Last year, prior year and a year ago, mean the fiscal year ended March 31, 2008;

  Dollar amounts are in Canadian dollars.

This report was prepared as of February 11, 2009, and includes our management’s discussion and analysis (MD&A), unaudited consolidated financial statements and notes for the third quarter ended December 31, 2008. We have written it to help you understand our business, performance and financial condition for the third quarter of fiscal 2009. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited figures.

For additional information, please refer to our consolidated financial statements for the quarter ended December 31, 2008, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2008. The MD&A section of our 2008 annual report also contains more information about:

  Our vision, our strategy and key performance drivers;

  Our operations;

  Foreign exchange;

  Financial measures;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2008 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

CAE Third Quarter Report 2009 | 5

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CGT.

3.2 Our vision

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in the world in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 Our operations

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;

  The military market includes original equipment manufacturers (OEMs) and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

6 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C business is the largest independent provider of commercial aviation training services in the world and the second largest provider of business aviation training services. We are unique in that we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre management, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with CAE’s pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have more than 130 FFSs in operation and we provide aviation training and services in more than 30 locations around the world, including aviation training centres, flight training organizations (FTOs) and third party locations. We continue to selectively increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the installed aircraft base, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models in the past, and, more recently, the Boeing 787, Boeing 747-8, Airbus A380, Bombardier Global Express, Embraer Phenom 100/300 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Market trends and outlook

We expect demand for air travel to continue to increase over the medium to long term, but we are cautious about the short term as global markets reflect constrained economic conditions. The disruption in the global financial and credit markets, specifically the apparent shortfall in aircraft financing, and the possibility of a protracted global economic recession have the potential to further impact a number of CAE’s customers.

A portion of our training services revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet which totals over 33,000 aircraft. While the segment is relatively more stable, capacity reduction from airlines and business jet operators is impacting training demand on some platforms. In the products segment, we are working from a backlog that will continue to partially support our revenue for the next year. New simulation product orders could be impacted by the level of new aircraft sales and the subsequent deliveries of aircraft. We anticipate that both aircraft sales and deliveries may decline due to challenging economic conditions in 2009.

We believe that over the medium to long term the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential reductions in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for certain CAE products and solutions.

The impact of the current global economic slowdown is most acute in mature markets like the U.S. and Europe. Current conditions in emerging markets have slowed materially as well from their previous robust pace, however, economic growth in these regions continues to outpace the mature markets.

Notwithstanding current economic conditions, the following trends support our medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members.

CAE Third Quarter Report 2009 | 7

Management’s Discussion and Analysis

The recent decreases in global passenger traffic, decreases in airline capacity and higher inventories of used aircraft for sale all need to be followed for any potential longer term implications.

Aircraft backlogs

In calendar 2008, Boeing received a total of 662 net orders for new aircraft and Airbus received a total of 777 orders. While the pace of order activity slowed in calendar 2008, and with recent press reports mentioning aircraft delivery deferrals by some of their customers, their record backlog levels are expected to help generate opportunities for our full portfolio of training products and services. These two OEMs have also announced customer financing programs. In the short-term, the disruption in the credit markets could materially impact aircraft deliveries.

In the business jet segment, while the backlog reached a high level, aircraft order deferrals and cancellations have already led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms which will drive worldwide demand for simulators and training services. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft, Eclipse 500 VLJ and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000 and Global Express XRS aircraft programs. CAE has also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launches delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

New and emerging markets

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres. Furthermore, CAE has been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series FFS and CAE TrueTM Environment for more realistic air traffic control environment simulation.

Expected long-term growth in air travel

While passenger traffic growth slowed in calendar 2008 from the strong growth in calendar year 2007, we anticipate that passenger traffic will resume growth in the long term. Currently, air transport is in a highly dynamic period with challenges such as a slowing world economy and a dysfunctional credit market. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions such as regional political instability, acts of terrorism, pandemics, a sharp and sustained increase in fuel costs, economic recessions or other major world events.

Long-term demand for trained crew members

Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines and low enrolment in technical schools. In emerging markets like Southeast Asia and China, long-term air traffic growth is expected to outpace the developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for CAE to accelerate its technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

8 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which is expected to be approved for adoption in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in the most efficient and effective manner.

MILITARY MARKET Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to remain stable or perhaps experience modest cuts in the foreseeable future, including in the United States which is the world’s largest defence market, we believe that our share of defence spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;

  High cost of operating live assets for training is leading militaries to employ more simulation;

  The nature of warfare has changed.

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that has begun offering NH90 training to Germany and other militaries in 2009.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

High cost of operating live assets for training is leading militaries to employ more simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs which has taken on greater prominence in the context of volatile fuel prices, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft

CAE Third Quarter Report 2009 | 9

Management’s Discussion and Analysis

and/or its crew and passengers would be at risk. The high operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence system’s lifecycle, from concept development and experimentation to training and operations.

The nature of warfare has changed Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past year we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	December 31	September 30	Increase	March 31	Increase
	2008	2008	(decrease)	2008	(decrease)
U.S. dollar (US$ or USD)	1.22	1.06	15%	1.03	18%
Euro (€)	1.70	1.49	14%	1.62	5%
British pound (£ or GBP)	1.79	1.89	(5%)	2.04	(12%)

We used the average foreign exchange rates below to value our revenues and expenses:

	December 31	September 30	Increase	December 31	Increase
	2008	2008	(decrease)	2007	(decrease)
U.S. dollar (US$ or USD)	1.21	1.04	16%	0.98	23%
Euro (€)	1.60	1.56	3%	1.42	13%
British pound (£ or GBP)	1.90	1.97	(4%)	2.01	(5%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

10 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 85% of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and the euro), while a significant portion of our expenses are in Canadian dollars.
  We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.
  To reduce the variability of certain U.S. denominated manufacturing costs, we had hedges on foreign currency costs incurred in our manufacturing process that expired at the end of the second quarter. In addition, we have a hedge which secures, in Canadian dollars, the interest cost and principal repayments of a U.S. denominated debt maturing in June 2009.
  During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow an unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

5. CONSOLIDATED RESULTS 5.1 Results of our operations – third quarter of fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)	Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue	$424.6	406.7	392.1	366.6	344.8
Earnings before interest and income taxes (EBIT)	$78.7	75.5	71.3	69.7	61.7
As a % of revenue	% 18.5	18.6	18.2	19.0	17.9
Interest expense, net	$5.6	5.2	4.3	4.7	4.8
Earnings from continuing operations (before taxes)	$73.1	70.3	67.0	65.0	56.9
Income tax expense	$19.8	21.4	20.0	18.0	16.8
Earnings from continuing operations	$53.3	48.9	47.0	47.0	40.1
Results from discontinued operations	$ –	(0.2)	(0.9)	(11.4)	(0.6)
Net earnings	$53.3	48.7	46.1	35.6	39.5
Basic EPS from continuing operations	$0.21	0.19	0.18	0.19	0.16
Diluted EPS from continuing operations	$0.21	0.19	0.18	0.18	0.16
Basic and diluted EPS	$0.21	0.19	0.18	0.14	0.16

Revenue was 4% higher than last quarter and 23% higher year over year

Revenue was $17.9 million higher than last quarter mainly because:

  TS/C’s revenue increased by $12.9 million, or 12%, mainly due to a higher utilization of recently deployed assets and the weaker Canadian dollar against the U.S. dollar and the euro;

  SP/C’s revenue increased by $5.0 million, or 4%, mainly due to a higher number of orders and revenue recognized during this quarter on simulators that were being manufactured and near completion for which sales contracts were obtained in this quarter;

  Revenue for the two military segments (TS/M and SP/M) remained stable when compared to last quarter.

CAE Third Quarter Report 2009 | 11

Management’s Discussion and Analysis

Revenue was $79.8 million higher than the same period last year largely because:

  SP/M’s revenue increased by $35.9 million, or 40%, primarily due to a higher level of activity on various simulator contracts awarded in the last year and due to the positive impact of the depreciation of the Canadian dollar against the U.S. dollar and the euro;

  TS/C’s revenue increased by $28.1 million, or 30%. The increase was mainly due to the consolidation of the results of Sabena Flight Academy (acquired in June 2008) into our results, as well as the contribution of additional RSEUs to our network and the positive impact of foreign exchange;

  SP/C’s revenue increased by $15.8 million, or 15%, mainly due to a higher number of orders since the beginning of fiscal year 2009;

  TS/M’s revenue remained stable when compared to the third quarter of fiscal 2008. An increased level of effort on some maintenance contracts and a positive foreign exchange impact were offset by lower training throughput on certain programs this quarter and a revenue recovery (resulting from our annual labor rate review with the Canadian government) that occurred in the third quarter of fiscal 2008.

Revenue year to date of $1,223.4 million was $166.4 million or 16% higher than the first nine months of fiscal 2008.

You will find more details in Results by segment.

EBIT7 was $3.2 million higher than last quarter and $17.0 million higher year over year

EBIT for this quarter was $78.7 million, or 18.5% of revenue, including a foreign exchange gain of $1.9 million on the reduction of the investment in certain self-sustaining subsidiaries.

Compared to last quarter, EBIT was up by $3.2 million, or 4%. Increased segment operating income8 from the SP/M and TS/C segments was partly offset by a decrease from the SP/C and TS/M segments.

Year over year, EBIT was up by $17.0 million, or 28%, mainly because of higher segment operating income of $14.2 million for SP/M and $6.1 million for TS/C. The increase was partially offset by a decrease of $2.4 million for the SP/C segment and $0.9 million for the TS/M segment.

For the first nine months of the year, EBIT was $225.5 million, which is $43.7 million or 24% higher than EBIT for the same period last year.

You will find more details in Results by segment.

Net interest expense was higher than last quarter and year over year

Net interest expense was higher than last quarter because of higher interest on long-term debt resulting from increased utilization of the revolving credit facility for working capital purposes.

For the first nine months of the year, the net interest expense was $15.1 million, which is $2.3 million higher than the same period last year. This was mainly because of higher interest expense on long-term debt attributed to higher debt levels, offset by higher capitalized interest on assets under construction.

Effective income tax rate is 27% this quarter

Income taxes this quarter were $19.8 million, representing an effective tax rate of 27%, compared to 30% last quarter and 30% for the third quarter of fiscal 2008. Income taxes for the first nine months were $61.2 million, representing an effective tax rate of 29%, compared to 30% for the same period last year.

The tax rate was lower this quarter and for the first nine months of fiscal 2009 mainly due to the settlement of tax audits and changes in the mix of income from various jurisdictions for tax purposes.

We expect the effective income tax rate for fiscal 2009 to be approximately 30%.

7 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

8 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations.

12 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

Results from discontinued operations

The adjustments to current earnings from gains and/or losses related to discontinued operations were nominal this quarter.

5.2 Consolidated orders and backlog9

Our consolidated backlog was $2,942.8 million at the end of this quarter. New orders of $455.4 million were added to the backlog this quarter, offset by $424.6 million in revenue generated from backlog. The backlog was also impacted by an increase of $170.2 million mainly caused by the depreciation of the Canadian dollar against the U.S. dollar and the euro, partly offset by the appreciation of the Canadian dollar against the British pound.

Backlog up by 7% over last quarter mainly due to foreign currency impact
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Backlog, beginning of period	$2,741.8	$2,899.9
+ orders	455.4	1,202.1
- revenue	(424.6)	(1,223.4)
+ / - adjustments (mainly FX)	170.2	64.2
Backlog, end of period	$2,942.8	$2,942.8

The book-to-sales ratio for the quarter was 1.07x. The ratio for the last 12 months was 1.03x.

You will find more details in Results by segment.

6. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

9 Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
  The book-to-sales ratio is the total orders divided by total revenue in the period.

CAE Third Quarter Report 2009 | 13

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions, except operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Civil segments
Training & Services/Civil		$21.6	19.1	20.7	23.8	15.5
	%	17.9	17.7	18.8	22.8	16.7
Simulation Products/Civil		$22.8	23.4	27.4	23.8	25.2
	%	19.1	20.5	20.1	22.3	24.3
Military segments
Simulation Products/Military		$25.7	21.6	13.6	14.5	11.5
	%	20.5	17.1	15.4	14.3	12.8
Training & Services/Military		$8.6	11.4	9.6	7.6	9.5
	%	14.6	19.5	16.9	14.0	16.1
Total segment operating income (EBIT)		$78.7	75.5	71.3	69.7	61.7

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
(amounts in millions)	Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Civil segments
Training & Services/Civil	$1,083.2	939.1	919.0	868.3	774.3
Simulation Products/Civil	$(39.1)	(20.9)	(12.5)	(81.9)	(38.7)
Military segments
Simulation Products/Military	$123.8	139.2	106.7	68.4	100.1
Training & Services/Military	$160.9	146.6	150.5	136.5	138.4
	$1,328.8	1,204.0	1,163.7	991.3	974.1

6.1 Civil segments

TRAINING & SERVICES/CIVIL

TS/C obtained contracts expected at $138.5 million this quarter including:

  A five-year contract with Home Depot to provide a comprehensive range of pilot, technical and cabin crew training for its Dassault Falcon aircraft;

  A three-year deal with Elite Jets for Gulfstream G450 and Hawker 850XP training at our Emirates-CAE Flight Training centre;

  A long-term alliance with Honeywell under which CAE will become the preferred provider of training services for business, commercial and military aviation for Honeywell Aerospace;

  A five-year contract with Gulf Helicopter for training on the Bell 412. The training program includes simulator training on the CAE Bell 412 full-flight simulator, enhanced classroom-based training and crew resource management (CRM);

  A three-year contract with Executive AirShare to provide wet training on a number of platforms within their fleet of aircraft;

  A two-year deal with Air America Flight Services to provide wet training for its fleet of aircraft.

Expansion and new initiatives

  We began operations and training at our training centre in Bangalore, India;

  Four simulators were certified as ready-for-training (RFT) in the quarter, including two Airbus simulators in our training centre in Kuala Lumpur (a partnership with AirAsia), as well as a B737NG and an A320 in our Bangalore training centre.

14 | CAE Third Quarter Report 2009

				Management’s Discussion and Analysis

Financial results
(amounts in millions, except operating margins, RSEU
and FFSs deployed)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$120.9	108.0	110.2	104.5	92.8
Segment operating income		$21.6	19.1	20.7	23.8	15.5
Operating margins	%	17.9	17.7	18.8	22.8	16.7
Amortization & depreciation		$18.1	15.7	13.8	12.9	12.5
Capital expenditures		$39.7	42.3	34.2	41.6	14.1
Capital employed		$1,083.2	939.1	919.0	868.3	774.3
Backlog		$1,036.0	907.6	932.7	963.3	896.1
RSEU[10]		118	118	114	110	109
FFSs deployed		135	133	132	124	123

Revenue up by 12% over last quarter and up 30% year over year

The increase over last quarter was attributed to a higher utilization rate, mainly on recently deployed assets, and to the weaker Canadian dollar against the U.S. dollar and the euro.

The increase year over year was mainly due to the integration of the results of Sabena Flight Academy, acquired in June 2008, combined with the contribution of additional RSEUs to our network and the positive impact of the weaker Canadian dollar against the U.S. dollar and the euro.

Revenue year to date is $339.1 million, 22% or $61.5 million higher than the same period last year.

Segment operating income up 13% over last quarter and up 39% year over year

Segment operating income was $21.6 million (17.9% of revenue) this quarter, compared to $19.1 million (17.7% of revenue) in the last quarter and $15.5 million (16.7% of revenue) in the same period last year.

Segment operating income increased by $2.5 million, or 13%, over last quarter and by $6.1 million, or 39%, over the same period last year. The increase over last quarter and over the same period last year was attributed to the increase in revenue, as well as a change in revenue mix, to the weaker Canadian dollar against the U.S. dollar and the euro, and to the ramp-up of our recently deployed devices.

Segment operating income for the first nine months of the year was $61.4 million (18.1% of revenue), 24% or $11.7 million higher than in the same period last year.

Capital expenditures at $39.7 million this quarter

Capital expenditures this quarter were in support to prior commitments and slightly lower compared to last quarter. We are continuing to expand selectively the training network to address additional market share and in response to training demands in new markets.

Capital employed increased by $144.1 million over last quarter

The increase over last quarter was mainly due to the impact of a weaker Canadian dollar against the U.S. dollar and the euro and to capital investments in our training network. This was partially offset by a reduction in the non-cash working capital over last quarter.

10 Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

CAE Third Quarter Report 2009 | 15

Management’s Discussion and Analysis

Backlog was at $1,036.0 million at the end of the quarter
		Three months ended			Nine months ended
(amounts in millions)		December 31, 2008			December 31, 2008
Backlog, beginning of period			$907.6		$963.3
+ orders				138.5		306.3
- revenue			(120.9)			(339.1)
+ / - adjustments (mainly FX)				110.8		105.5
Backlog, end of period			$1,036.0		$1,036.0

This quarter’s book-to-sales ratio was 1.15x. The ratio for the last 12 months was 0.95x.

SIMULATION PRODUCTS/CIVIL
SP/C was awarded contracts for the following 11 FFSs this quarter:
One B777 FFS and one B787 FFS to Air New Zealand;
One B737NG FFS to American Airlines;
Two A320 FFSs to Saudi Arabian Airlines;
One A330/340 FFS to Hua Ou Aviation Training Centre;
One A320 FFS and two B737 FFSs to Air China/Shandong Airlines;
Two B737NG FFSs to Continental Airlines.

This brings SP/C’s total order intake for the year to 31 FFSs.

Financial results
(amounts in millions, except operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$119.3	114.3	136.6	106.5	103.5
Segment operating income		$22.8	23.4	27.4	23.8	25.2
Operating margins	%	19.1	20.5	20.1	22.3	24.3
Amortization & depreciation		$1.6	1.6	1.5	1.8	1.6
Capital expenditures		$1.9	1.4	0.6	1.2	1.2
Capital employed		$(39.1)	(20.9)	(12.5)	(81.9)	(38.7)
Backlog		$359.5	343.4	373.2	381.8	388.7

Revenue up by 4% over last quarter and up by 15% year over year

The increase over last quarter was mainly attributed to a higher number of orders and revenue recognized during this quarter on simulators that were being manufactured and near completion for which sales contracts were obtained in this quarter.

The increase year over year was mainly attributed to a higher number of orders since the beginning of fiscal year 2009.

Revenue year to date is $370.2 million, 13% or $41.4 million higher than the same period last year.

Segment operating income down by 3% over last quarter and by 10% year over year

Segment operating income decreased from last quarter and year over year mainly due to a different program mix and the impact of foreign exchange on U.S. and euro-denominated costs, offset partially by the receipt of $1.7 million from a customer that had been deemed uncollectible and written-off several years prior.

Segment operating income for the first nine months of the year was $73.6 million, 4% or $2.5 million higher than the same period last year resulting from a higher volume of business. Year-to-date operating margins are at 19.9%, compared to 21.6% for the same period last year. This was mainly due to the depreciation of the Canadian dollar against the U.S. dollar and the euro, negatively impacting our U.S. and euro-denominated costs, whilst most of our revenue hedged earlier in the year does not yet benefit from current favourable exchange rates.

Capital employed decreased by $18.2 million over last quarter

Capital employed decreased over last quarter due to lower non-cash working capital accounts.

16 | CAE Third Quarter Report 2009

	Management’s Discussion and Analysis

Backlog up by 5% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Backlog, beginning of period	$343.4	$381.8
+ orders	133.2	346.8
- revenue	(119.3)	(370.2)
+ / - adjustments (mainly FX)	2.2	1.1
Backlog, end of period	$359.5	$359.5

This quarter’s book-to-sales ratio was 1.12x. The ratio for the last 12 months was 0.94x.

6.2 Military segments

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $92.2 million in orders this quarter, including:

  One MH-60S tactical operational flight trainer for the U.S. Navy;

  Visual upgrade to a Eurocopter EC135 simulator used in training by the German Army in its Army Flying School in Bückeburg;

  One EC135 flight training device to Eurocopter to be used in training by the Polish Army;

  Contract option exercised for increasing rapid database production on the U.S. Army Synthetic Environment Core (SE Core Program).

Financial results
(amounts in millions, except operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$125.5	126.0	88.4	101.5	89.6
Segment operating income		$25.7	21.6	13.6	14.5	11.5
Operating margins	%	20.5	17.1	15.4	14.3	12.8
Amortization & depreciation		$2.7	2.3	2.6	2.8	3.0
Capital expenditures		$2.2	1.1	1.2	2.1	1.5
Capital employed		$123.8	139.2	106.7	68.4	100.1
Backlog		$714.0	705.6	752.6	765.1	704.4

Revenue stable compared to last quarter and up 40% year over year

We maintained a high-level of activity this quarter, representing a 40% increase over the same quarter last year. The increase mainly stems from a higher activity level on various simulator contracts awarded in the last year, both for helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10), combined with a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro.

The year-to-date revenue in this segment was $339.9 million, 20% or $57.7 million higher than the same period last year.

Segment operating income up by 19% over last quarter and by 123% year over year

The increase over last quarter was mainly due to a utilization of funds from our government cost sharing program that has been higher than usual. The increase year over year stems from a combination of higher volume, positive impact of the depreciation of the Canadian dollar against the U.S. dollar and the euro, as well as higher utilization of funds from our Project Phoenix research and development cost sharing program.

For the first nine months of the year, segment operating income was $60.9 million, 64% or $23.7 million higher than the same period last year.

Capital employed decreased by $15.4 million over last quarter

The decrease this quarter was mainly due of lower non-cash working capital accounts partially offset by an increase in U.S.-denominated long-term assets resulting from the depreciation of the Canadian dollar against the U.S. dollar.

CAE Third Quarter Report 2009 | 17

Management’s Discussion and Analysis

Backlog up by 1% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Backlog, beginning of period	$705.6	$765.1
+ orders	92.2	281.7
- revenue	(125.5)	(339.9)
+ / - adjustments (mainly FX)	41.7	7.1
Backlog, end of period	$714.0	$714.0

This quarter’s book-to-sales ratio was 0.73x. The ratio for the last 12 months was 0.96x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $91.5 million in orders this quarter, including:

  Training and maintenance service contracts to support the United States Air Force’s C-130 simulators at various air force bases in the U.S.;

  A five-year service contract to train the Danish Merlin pilots at our training centre in Benson, U.K.;

  Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force.

Financial results
(amounts in millions, except operating margins)		Q3-2009	Q2-2009	Q1-2009	Q4-2008	Q3-2008
Revenue		$58.9	58.4	56.9	54.1	58.9
Segment operating income		$8.6	11.4	9.6	7.6	9.5
Operating margins	%	14.6	19.5	16.9	14.0	16.1
Amortization & depreciation		$2.2	1.9	2.0	1.8	2.4
Capital expenditures		$8.1	5.8	2.4	3.4	4.3
Capital employed		$160.9	146.6	150.5	136.5	138.4
Backlog		$833.3	785.2	789.4	789.7	721.5

Revenue stable over last quarter and year over year

We maintained a revenue level of nearly $59.0 million this quarter, witnessing an increasing level of maintenance services which compensated for lower training throughput on certain programs.

Despite a revenue recovery last year resulting from our annual labour rate review with the Canadian government, we maintained a similar revenue level mainly due to an increased level of effort on some maintenance contracts. In addition, the depreciation of the Canadian dollar against the U.S. dollar and the euro compensated for lower training throughput on certain programs.

The year-to-date revenue was $174.2 million, 3% or $5.8 million higher than the same period last year.

Segment operating income down by 25% over last quarter and by 9% year over year

The decrease over last quarter was mainly due to the fact that last quarter we received a higher dividend from a U.K.-based investment of TS/M. The dividend was $0.8 million this quarter, compared to $1.9 million last quarter. In addition, we had a lower training throughput on certain programs. Those unfavourable variances were partially offset by a higher utilization of funds from our Project Phoenix research and development cost sharing program.

The year-over-year decrease stems from the revenue recovery last year resulting from the labour rate review with the Canadian government as stated above, as well as lower training throughput on certain programs, partially offset by the depreciation of the Canadian dollar against the U.S. dollar and the euro.

Segment operating income for the first nine months of the year was $29.6 million, 24% or $5.8 million higher than the same period last year.

Capital employed increased by $14.3 million over last quarter

The increase this quarter was mainly the result of additional investments in our NH90 training centre in Germany and an increase in U.S.-denominated long-term assets resulting from the depreciation of the Canadian dollar against the U.S. dollar.

18 | CAE Third Quarter Report 2009

	Management’s Discussion and Analysis

Backlog up by 6% over last quarter
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Backlog, beginning of period	$785.2	$789.7
+ orders	91.5	267.3
- revenue	(58.9)	(174.2)
+ / - adjustments (mainly FX)	15.5	(49.5)
Backlog, end of period	$833.3	$833.3

This quarter’s book-to-sales ratio was 1.55x. The ratio for the last 12 months was 1.51x.

The combined military book-to-sales ratio was 1.00x for the quarter and 1.15x on a trailing 12-month basis.

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1 Consolidated cash movements

		Three months ended		Nine months ended
		December 31	September 30		December 31
(amounts in millions)	2008	2007	2008	2008	2007
		Restated			Restated
Cash provided by continuing operating
activities*	$64.6	$84.7	$79.3	$214.3	$218.9
Changes in non-cash working capital	29.0	(23.7)	(19.9)	(90.0)	(88.9)
Net cash provided by continuing
operations	$93.6	$61.0	$59.4	$124.3	$130.0
Maintenance capital expenditures	(13.5)	(7.8)	(7.8)	(26.8)	(74.3)
Other assets	(1.0)	(0.9)	(0.9)	(3.0)	(4.3)
Cash dividends	(7.4)	(2.5)	(7.5)	(22.0)	(7.4)
Free cash flow[11]	$71.7	$49.8	$43.2	$72.5	$44.0
Growth capital expenditures	(38.4)	(13.3)	(42.8)	(114.1)	(66.9)
Deferred development costs	(3.3)	(4.2)	(2.2)	(7.4)	(13.9)
Deferred pre-operating costs	(1.4)	(0.5)	(0.7)	(2.3)	(0.9)
Other cash movements, net	(7.8)	(1.1)	(0.3)	(0.7)	7.9
Business acquisitions (net of cash and
cash equivalents acquired)	(0.4)	–	0.1	(39.1)	(40.7)
Effect of foreign exchange rate changes
on cash and cash equivalents	19.6	(0.2)	(0.5)	16.8	(12.9)
Net increase (decrease) in cash before
proceeds and repayment of long-term
debt	$40.0	$30.5	$(3.2)	$(74.3)	$(83.4)
* before changes in non-cash working capital

On April 1st, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt).

11 Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that the amount is not available for other uses.

CAE Third Quarter Report 2009 | 19

Management’s Discussion and Analysis

Free cash flow of $71.7 million, up $28.5 million from last quarter and $21.9 million year over year

The increase over last quarter was mainly attributable to net cash provided by continuing operations increasing by $34.2 million, explained largely by reduced investment in non-cash working capital. The increase was partially offset by higher maintenance capital expenditures.

The increase year over year was mainly due to a lower investment in non-cash working capital of $52.7 million, offset by a decrease of $20.1 million in cash provided by continuing operations, an increase in maintenance capital expenditures of $5.7 million and an increase in cash dividends of $4.9 million.

Free cash flow year to date is $72.5 million, $28.5 million higher than in the same period last year. This increase is mainly attributable to lower maintenance capital expenditures (in the prior year, maintenance capital expenditures included the buyback of some leased simulators that were already part of our network), partially offset by net cash provided by continuing operations, as well as additional cash dividends issued this year.

Capital expenditures of $51.9 million this quarter

Growth capital expenditures12 of $38.4 million this quarter were in support of prior commitments. We are continuing to expand selectively our training network to address additional market share and in response to training demands in new markets. Maintenance capital expenditures13 were $13.5 million this quarter.

8.	CONSOLIDATED FINANCIAL POSITION
8.1	Consolidated capital employed

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2008	2008	2008
Use of capital:
Non-cash working capital	$(54.3)	$(22.5)	$(138.1)
Property, plant and equipment, net	1,250.7	1,103.6	1,046.8
Other long-term assets	458.3	409.8	380.0
Other long-term liabilities	(239.4)	(221.2)	(216.1)
Total capital employed	$1,415.3	$1,269.7	$1,072.6
Source of capital:
Net debt	$265.9	$256.5	$124.1
Shareholders’ equity	1,149.4	1,013.2	948.5
Source of capital	$1,415.3	$1,269.7	$1,072.6

Capital employed14 increased 11% this quarter over last quarter

The increase was mainly the result of higher property, plant and equipment and other long-term assets partially offset by lower non-cash working capital and higher other long-term liabilities.

Our return on capital employed15 (ROCE) was 16.8% (15.1% adjusted for operating leases) this quarter compared to 16.0% (13.6% adjusted for operating leases) for the third quarter of last year.

[12]	Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.
[13]	Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.
[14]	Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:
For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:
We add net debt to total shareholders’ equity to understand where our capital is coming from.
[15]

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

20 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

Non-cash working capital16 decreased by $31.8 million this quarter from last quarter

The decrease was mainly due to an increase in accounts payable and accrued liabilities and in deposits on contracts. This decrease was partially offset by increases in accounts receivable and inventories.

Net property, plant and equipment up $147.1 million this quarter over last quarter

The increase was mainly caused by foreign exchange variations of $115.5 million and capital expenditures of $51.9 million, offset by a normal depreciation of $20.0 million.

Other long-term assets up by $48.5 million this quarter over last quarter

The increase was mainly due to an increase of $18.4 million in goodwill, of which $15.4 million was due to foreign exchange fluctuations and an increase of $15.9 million in other assets primarily due to an increase in the value of the long-term derivative assets.

Net debt17 increased by $9.4 million this quarter

The increase of $9.4 million was primarily caused by the depreciation of the Canadian dollar against our foreign denominated debt, partially offset by a net increase in cash before proceeds and repayments of long-term debt.

Change in net debt
	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Net debt, beginning of period	$256.5	$124.1
Impact of cash movements on net debt
(see table in the cash movements section)	(40.0)	74.3
Business acquisitions and others	2.8	26.5
Effect of foreign exchange rate changes on long-term debt	46.6	41.0
Increase in net debt during the period	$9.4	$141.8
Net debt, end of period	$265.9	$265.9

The level of debt versus equity in the capital structure will be maintained at levels appropriate for a given economic cycle and according to the Company’s growth strategy relative to the different business segments and therefore adjusted over time to appropriate levels.

Shareholders’ equity increased by $136.2 million this quarter

The increase in equity was mainly because of net earnings ($53.3 million) and a decrease in accumulated other comprehensive loss of $89.7 million mainly due to the depreciation of the Canadian dollar against the U.S. dollar and the euro. This was after accounting for dividends ($7.4 million).

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 254,913,995 common shares issued and outstanding as at December 31, 2008 with total share capital of $428.8 million.

As at January 31, 2009, we had a total of 254,923,669 common shares issued and outstanding.

16 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

17 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

CAE Third Quarter Report 2009 | 21

Management’s Discussion and Analysis 9. BUSINESS ACQUISITIONS Sabena Flight Academy

In June 2008, the Company acquired Sabena Flight Academy (Sabena) for a total cost, including acquisition costs, of $67.2 million composed primarily of cash and assumed debt. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates. The total costs do not include potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In July 2008, the Company increased its participation in Academia Aeronautica de Evora S.A. to 90% in a non-cash transaction.

Kestrel Technologies Pte Ltd.

In October 2008, the Company acquired Kestrel Technologies Pte. Ltd. (Kestrel) for a total cost, including acquisition costs, of $0.5 million settled in cash. Kestrel provides consulting and professional services, and provides simulator maintenance and technical support services. The total costs do not include a potential additional consideration of $0.5 million that is contingent on certain conditions being satisfied which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Flightscape Inc.

During the quarter, the Company recorded an additional purchase price of $3.0 million payable in the fourth quarter of fiscal 2009 and reduced the additional potential consideration of $12.0 million to $1.0 million which, if met, would be recorded as additional goodwill. The additional purchase price was recorded as goodwill.

Goodwill recognized for these transactions, which is not deductible for tax purposes, amounts to $23.0 million. As well, customer relationship intangible assets in the amount of $10.8 million and a trade name intangible asset in the amount of $0.1 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of each respective acquisition. The net assets of these acquisitions are included in the Training & Services/Civil segment.

xwave

In August 2008, the Company signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand for approximately $15.1 million with an additional $11.0 million to be paid contingent upon the occurrence of certain events for a potential total purchase price of $26.1 million. As at December 31, 2008, this transaction was not yet closed and the Company has not consolidated xwave. This transaction is subject to customary closing conditions, including certain government approvals which remain outstanding and are currently being pursued by the parties. We anticipate to close it in the first half of calendar 2009.

10. CHANGES IN ACCOUNTING STANDARDS

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Financial instruments – disclosures and presentation

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of a financial instrument on an entity’s financial position and performance, to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

22 | CAE Third Quarter Report 2009

Management’s Discussion and Analysis

The adoption of these standards did not have any impact on the classification and measurement of the Company’s consolidated financial statements. The new disclosures pursuant to these new Handbook Sections are included in Note 11 of our consolidated financial statements since the first quarter of this year.

Capital disclosures

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 10 of our consolidated financial statements since the first quarter of this year.

Inventories

Effective April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which replaces existing Section 3030 with the same title. The new section specifies the measurement of inventory at the lower of cost and net realizable value with the possibility of reversing previous write-downs. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) IMPLEMENTATION

We are currently evaluating the impact and potential effect that could result from preparing our consolidated financial statements in accordance with IFRS given that the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles for publicly accountable enterprises. The adoption of IFRS will have an impact on our reported consolidated financial statements as well as on a wide range of operational and internal performance measures for fiscal 2012.

We have a team performing a high-level accounting diagnostic and identifying differences between IFRS and accounting policies and procedures currently adopted by CAE. The Company is currently evaluating the impact of adopting IFRS 1, First-time Adoption of International Financial Reporting Standards, elections. Furthermore, we have finalized the design and planning phase of the IFRS implementation. We are completing the identification of possible accounting, information system and business solutions for the long-term implementation plan. We commenced IFRS training for our senior finance personnel to inform them of the impact on CAE’s current reporting standards.

We will continue to make regular disclosure regarding the status of our IFRS implementation plan.

12.	CONTROLS AND PROCEDURES
12.1	Evaluation of disclosure controls and procedures

In the third quarter ended December 31, 2008, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

CAE Third Quarter Report 2009 | 23

Management’s Discussion and Analysis

13. SELECTED QUARTERLY FINANCIAL INFORMATION
					Year to
(unaudited – amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	date
Fiscal 2009
Revenue	$392.1	406.7	424.6	1	1,223.4
Earnings from continuing operations	$47.0	48.9	53.3	1	149.2
Basic earnings per share from continuing operations	$0.18	0.19	0.21	1	0.59
Diluted earnings per share from continuing operations	$0.18	0.19	0.21	1	0.58
Net earnings	$46.1	48.7	53.3	1	148.1
Basic earnings per share	$0.18	0.19	0.21	1	0.58
Diluted earnings per share	$0.18	0.19	0.21	1	0.58
Average number of shares outstanding (basic)	254.3	254.9	254.9	1	254.7
Average number of shares outstanding (diluted)	255.1	255.4	254.9[2]	1	255.1
Fiscal 2008					Total
Revenue	$358.3	353.9	344.8	366.6	1,423.6
Earnings from continuing operations	$38.7	39.0	40.1	47.0	164.8
Basic earnings per share from continuing operations	$0.15	0.15	0.16	0.19	0.65
Diluted earnings per share from continuing operations	$0.15	0.15	0.16	0.18	0.65
Net earnings	$38.7	38.9	39.5	35.6	152.7
Basic earnings per share	$0.15	0.15	0.16	0.14	0.60
Diluted earnings per share	$0.15	0.15	0.16	0.14	0.60
Average number of shares outstanding (basic)	252.4	253.5	253.8	253.9	253.4
Average number of shares outstanding (diluted)	253.8	254.9	254.8	254.9	254.6
Fiscal 2007					Total
Revenue	$301.8	280.4	331.2	337.3	1,250.7
Earnings from continuing operations	$33.0	31.3	29.7	35.1	129.1
Basic earnings per share from continuing operations	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share from continuing operations	$0.13	0.12	0.12	0.14	0.51
Net earnings	$32.4	31.0	29.7	34.3	127.4
Basic earnings per share	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share	$0.13	0.12	0.12	0.14	0.50
Average number of shares outstanding (basic)	250.8	251.0	251.2	251.4	251.1
Average number of shares outstanding (diluted)	253.5	252.9	253.3	253.7	253.0

1 Not available.

2 For the three months ended December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

24 | CAE Third Quarter Report 2009

	Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$197.8	$255.7
Accounts receivable (Note 6)	331.0	255.0
Inventories	354.0	229.9
Prepaid expenses	26.1	32.7
Income taxes recoverable	33.8	39.0
Future income taxes	7.9	14.1
	$950.6	$826.4
Property, plant and equipment, net	1,250.7	1,046.8
Future income taxes	82.6	64.3
Intangible assets	76.9	62.0
Goodwill	154.2	115.5
Other assets	144.6	138.2
	$2,659.6	$2,253.2

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$564.3	$482.7
Deposits on contracts	228.6	209.3
Current portion of long-term debt	114.4	27.3
Future income taxes	14.2	16.8
	$921.5	$736.1
Long-term debt	349.3	352.5
Deferred gains and other long-term liabilities	183.9	184.9
Future income taxes	55.5	31.2
	$1,510.2	$1,304.7

Shareholders’ equity
Capital stock	$428.8	$418.9
Contributed surplus	9.8	8.3
Retained earnings	769.7	644.5
Accumulated other comprehensive loss	(58.9)	(123.2)
	$1,149.4	$948.5
	$2,659.6	$2,253.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2009 | 25

Consolidated Financial Statements

Consolidated Statements of Earnings

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions of Canadian dollars, except per share amounts)	2008	2007	2008	2007
Revenue	$424.6	$344.8	$1,223.4	$1,057.0
Earnings before interest and income taxes (Note 12)	$78.7	$61.7	$225.5	$181.8
Interest expense, net (Note 5)	5.6	4.8	15.1	12.8
Earnings before income taxes	$73.1	$56.9	$210.4	$169.0
Income tax expense	19.8	16.8	61.2	51.2
Earnings from continuing operations	$53.3	$40.1	$149.2	$117.8
Results of discontinued operations	–	(0.6)	(1.1)	(0.7)
Net earnings	$53.3	$39.5	$148.1	$117.1
Basic earnings per share from continuing operations	$0.21	$0.16	$0.59	$0.47
Diluted earnings per share from continuing operations	$0.21	$0.16	$0.58	$0.46
Basic and diluted earnings per share	$0.21	$0.16	$0.58	$0.46
Weighted average number of shares outstanding (basic)	254.9	253.8	254.7	253.2
Weighted average number of shares outstanding (diluted) (1)	254.9	254.8	255.1	254.4

(1)

For the three months ended December 31, 2008, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE Third Quarter Report 2009

Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
nine months ended December 31, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Stock options exercised	857,675	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	86,484	0.9	–	(0.9)	–	–
Stock-based
compensation	–	–	2.1	–	–	2.1
Net earnings	–	–	–	148.1	–	148.1
Dividends	–	–	–	(22.0)	–	(22.0)
Other comprehensive
income	–	–	–	–	64.3	64.3
Balances,
end of period	254,913,995	$428.8	$9.8	$769.7	$(58.9)	$1,149.4

(Unaudited)
nine months ended December 31, 2007
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	251,960,449	$401.7	$5.7	$510.2	$(87.7)	$829.9
Shares issued	169,851	0.8	–	–	–	0.8
Stock options exercised	1,764,995	13.7	–	–	–	13.7
Transfer upon exercise of
stock options	–	2.1	(2.1)	–	–	–
Stock dividends	18,305	0.2	–	(0.2)	–	–
Stock-based
compensation	–	–	2.7	–	–	2.7
Cumulative effect of
implementing
accounting standards
(Note 2)	–	–	–	(8.3)	(3.5)	(11.8)
Net earnings	–	–	–	117.1	–	117.1
Dividends	–	–	–	(7.4)	–	(7.4)
Other comprehensive loss	–	–	–	–	(79.4)	(79.4)
Balances,
end of period	253,913,600	$418.5	$6.3	$611.4	$(170.6)	$865.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2009 | 27

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Net earnings	$53.3	$39.5	$148.1	$117.1
Other comprehensive income (loss), net of income taxes:
Foreign currency translation adjustment
Net foreign exchange gains (losses) on translation of
financial statements of self-sustaining foreign operations	$122.4	$(3.3)	$95.3	$(113.9)
Net change in (losses) gains on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	(5.4)	2.4	(6.5)	17.0
Reclassification to income	(1.9)	–	(1.9)	–
Income tax adjustment	(0.2)	(0.3)	(0.3)	0.6
	$114.9	$(1.2)	$86.6	$(96.3)
Net changes in cash flow hedge
Net change in (losses) gains on derivative items designated
as hedges of cash flows	$(49.1)	$4.5	$(37.3)	$43.8
Reclassifications to income or to the related
non-financial assets or liabilities	12.2	(8.2)	4.6	(18.9)
Income tax adjustment	11.7	1.3	10.4	(8.0)
	$(25.2)	$(2.4)	$(22.3)	$16.9
Total other comprehensive income (loss)	$89.7	$(3.6)	$64.3	$(79.4)
Comprehensive income	$143.0	$35.9	$212.4	$37.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at December 31, 2008	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(122.8)	$(0.4)	$(123.2)
Details of other comprehensive income:
Net change in gains (losses)	88.8	(37.3)	51.5
Reclassification to income or to the related
non-financial assets or liabilities	(1.9)	4.6	2.7
Income tax adjustment	(0.3)	10.4	10.1
Total other comprehensive income	$86.6	$(22.3)	$64.3
Balance in accumulated other comprehensive
loss at end of period	$(36.2)	$(22.7)	$(58.9)

The accompanying notes form an integral part of these Consolidated Financial Statements.

28 | CAE Third Quarter Report 2009

			Consolidated Financial Statements

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2008	2007	2008	2007
Operating activities
Net earnings	$53.3	$39.5	$148.1	$117.1
Results of discontinued operations	–	0.6	1.1	0.7
Earnings from continuing operations	53.3	40.1	149.2	117.8
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	20.0	15.3	53.0	45.5
Financing cost amortization	0.2	0.1	0.6	0.6
Amortization and write down of intangible and other
assets	4.6	4.2	13.0	12.7
Future income taxes	2.4	20.0	15.6	30.1
Investment tax credits	1.3	2.3	10.6	9.8
Stock-based compensation plans	(8.9)	1.4	(15.5)	0.3
Employee future benefit – net	(0.2)	(0.1)	0.2	(0.3)
Other	(8.1)	1.4	(12.4)	2.4
Changes in non-cash working capital (Note 7)	29.0	(23.7)	(90.0)	(88.9)
Net cash provided by operating activities	93.6	61.0	124.3	130.0
Investing activities
Business acquisitions (net of cash and cash equivalents
acquired) (Note 3)	(0.4)	–	(39.1)	(40.7)
Capital expenditures	(51.9)	(21.1)	(140.9)	(141.2)
Deferred development costs	(3.3)	(4.2)	(7.4)	(13.9)
Deferred pre-operating costs	(1.4)	(0.5)	(2.3)	(0.9)
Other	(1.0)	(0.9)	(3.0)	(4.3)
Net cash used in investing activities	(58.0)	(26.7)	(192.7)	(201.0)
Financing activities
Net borrowing under revolving unsecured credit facilities	–	15.0	–	30.0
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment	16.6	15.7	39.1	125.1
Reimbursement of long-term debt	(8.6)	(4.5)	(22.7)	(20.9)
Dividends paid	(7.4)	(2.5)	(22.0)	(7.4)
Common stock issuance	–	0.2	8.4	13.7
Other	(7.8)	(1.3)	(9.1)	(5.8)
Net cash (used in) provided by financing activities	(7.2)	22.6	(6.3)	134.7
Effect of foreign exchange rate changes on cash and
cash equivalents	19.6	(0.2)	16.8	(12.9)
Net increase (decrease) in cash and cash equivalents	48.0	56.7	(57.9)	50.8
Cash and cash equivalents at beginning of period	149.8	144.3	255.7	150.2
Cash and cash equivalents at end of period	$197.8	$201.0	$197.8	$201.0

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Third Quarter Report 2009 | 29

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;
(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies;
(iii)	Training & Services/Civil – Provides business and commercial aviation training for all flight and ground personnel and all associated services;
(iv)	Training & Services/Military – Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions.

Seasonality and cyclicality of the business

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, fair value of certain financial instruments, goodwill and intangible, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

Generally accepted accounting principles and financial statement presentation

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

30 | CAE Third Quarter Report 2009

Notes to Consolidated Financial Statements

These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2008, except for the adoption of the new accounting standards described in Note 2.

These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2008 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While Management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform with the presentation adopted during the current year.

Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted at fair value unless there is no readily available market value.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Implemented in fiscal 2009

Financial instruments – disclosures and presentation

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of a financial instrument on an entity’s financial position and performance, to evaluate the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity manages those risks.

CICA 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of the Company’s financial statements. The new disclosures pursuant to these new Handbook Sections are included in Note 11.

Capital disclosures

Effective April 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 10.

Inventories

Effective April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, which replaces existing Section 3030 with the same title. The new section specifies the measurement of inventory at the lower of cost and net realizable value with the possibility of reversing previous write downs. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to the Company’s consolidated financial statements upon adoption of this new standard.

CAE Third Quarter Report 2009 | 31

Notes to the Consolidated Financial Statements

The amount of inventory, excluding long-term contracts, recognized as cost of sales was as follows:

(Unaudited)	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Work in progress	$21.1	$51.5
Raw materials, supplies and manufacturing products	14.1	48.8
	$35.2	$100.3

The carrying amount of inventories pledged as security for loans was $2.6 million as at December 31, 2008.

Implemented in fiscal 2008

Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The application of this revised standard had no effect to the Company’s consolidated financial statements.

Financial instrument and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855,

Financial Instruments – Recognition and Measurement, and Section 3865, Hedges, which provided accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and described when and how hedge accounting may be applied.

The Company’s adoption of these financial instruments standards resulted in changes in accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable as at April 1st, 2007. These standards were applied without restatement of prior periods, with the exception of the reclassification of the foreign currency translation adjustment, which is now disclosed as part of accumulated other comprehensive loss. All other transitional adjustments ensuing from these standards resulted in a decrease in retained earnings, net of income taxes, of $8.3 million and a decrease in accumulated other comprehensive loss, net of income taxes, of $3.5 million as at April 1st, 2007 as more fully described in Note 2 of the annual consolidated financial statements for the year ended March 31, 2008.

NOTE 3 – BUSINESS ACQUISITIONS

Sabena Flight Academy

In June 2008, the Company acquired Sabena Flight Academy (Sabena) for a total cost, including acquisition costs, of $67.2 million composed primarily of cash and assumed debt. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates. The total costs do not include a potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Academia Aeronautica de Evora S.A.

In July 2008, the Company increased its participation in Academia Aeronautica de Evora S.A. to 90% in a non-cash transaction.

Kestrel Technologies Pte Ltd.

In October 2008, the Company acquired Kestrel Technologies Pte. Ltd. (Kestrel) for a total cost, including acquisition costs, of $0.5 million settled in cash. Kestrel provides consulting and professional services, and provides simulator maintenance and technical support services. The total costs do not include a potential additional consideration of $0.5 million that is contingent on certain conditions being satisfied which, if met, would be recorded as additional goodwill. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

Flightscape Inc.

During the quarter, the Company recorded an additional purchase price of $3.0 million payable in the fourth quarter of fiscal 2009 and reduced the additional potential consideration of $12.0 million to $1.0 million which, if met, would be recorded as additional goodwill. The additional purchase price was recorded as goodwill.

32 | CAE Third Quarter Report 2009

Notes to Consolidated Financial Statements

Goodwill recognized for these transactions, which is not deductible for tax purposes, amounts to $23.0 million. As well, customer relationship intangible assets in the amount of $10.8 million and a trade name intangible asset in the amount of $0.1 million have been recognized regarding these transactions. These transactions were accounted for under the purchase method and the operating results have been included in the consolidated results of the Company since the date of each respective acquisition. The net assets of these acquisitions are included in the Training & Services/Civil segment.

xwave

In August 2008, the Company signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand for approximately $15.1 million with an additional $11.0 million to be paid contingent upon the occurrence of certain events for a potential total purchase price of $26.1 million. As at December 31, 2008, this transaction was not yet closed and the Company has not consolidated xwave. This transaction is subject to customary closing conditions, including certain government approvals which remain outstanding and are currently being pursued by the parties. We anticipate to close it in the first half of calendar 2009.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, the Emirates-CAE Flight Training centre – 50%, Embraer CAE Training Services LLC – 49% (starting fiscal 2008), HATSOFF Helicopter Training Private Limited – 50% (starting fiscal 2008), National Flying Training Institute Private Limited – 51% (starting fiscal 2009), and CAE Bangalore training centre – 50% (starting fiscal 2009).

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2008		2008
Assets
Current assets		$54.1			$33.8
Property, plant and equipment and other non-current assets			233.8		163.1
Liabilities
Current liabilities			41.9		22.9
Long-term debt (including current portion)			111.6		75.9
Deferred gains and other long-term liabilities			0.5		–

	Three months ended			Nine months ended
(Unaudited)		December 31			December 31
(amounts in millions)	2008	2007		2008	2007
Earnings
Revenue	$21.8	$12.1	$59.3		$40.8
Net earnings	3.7	3.1		11.6	8.3
Segmented operating income
Simulation Products/Military	0.7	0.3		2.4	1.1
Training and Services/Civil	3.2	3.6		10.9	9.2
Training and Services/Military	(0.2)	(0.3)		(0.6)	(0.4)

CAE Third Quarter Report 2009 | 33

Notes to the Consolidated Financial Statements

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2008	2007	2008	2007
Cash flows provided by (used in):
Operating activities	$13.9	$(1.9)	$31.4	$12.8
Investing activities	(14.0)	(4.8)	(33.1)	(16.1)
Financing activities	13.7	1.6	26.2	15.0

NOTE 5 – INTEREST EXPENSE, NET

Details of interest expense (income) are as follows:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2008	2007	2008	2007
Long-term debt interest expense	$7.3	$6.6	$20.4	$17.5
Amortization of deferred financing costs and other	0.9	0.7	2.5	1.9
Interest capitalized	(1.7)	(1.3)	(4.5)	(3.4)
Interest on long-term debt	$6.5	$6.0	$18.4	$16.0
Interest income	$(0.6)	$(0.7)	$(2.0)	$(2.3)
Other interest income, net	(0.3)	(0.5)	(1.3)	(0.9)
Interest income, net	$(0.9)	$(1.2)	$(3.3)	$(3.2)
Interest expense, net	$5.6	$4.8	$15.1	$12.8

NOTE 6 – ACCOUNTS RECEIVABLE

Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. Uncertainty of ultimate collection may become apparent from various indicators, such as a deterioration of the credit situation of a given client and of delay in collection when aging of invoices exceeds the contractually agreed upon payment terms. Management regularly reviews accounts receivable, monitors past due balances and assesses the appropriateness of the allowance for doubtful accounts.

Details of accounts receivable were as follows:

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2008	2008
Past due trade receivables
1-30 days	$32.6	$38.0
31-60 days	16.1	10.7
61-90 days	8.1	6.3
Greater than 90 days	32.2	20.6
Total	$89.0	$75.6
Allowance for doubtful accounts	$(8.2)	$(7.4)
Current trade receivables	128.4	81.2
Accrued receivables	50.7	48.5
Derivative assets	32.5	17.2
Other receivables	38.6	39.9
Total accounts receivable	$331.0	$255.0

34 | CAE Third Quarter Report 2009

Notes to Consolidated Financial Statements

Changes in the allowance for doubtful accounts were as follows as at December 31, 2008:

(Unaudited)		Three months ended		Nine months ended
(amounts in millions)		December 31, 2008		December 31, 2008
Balance at beginning of period		$(11.0)			$(7.4)
Additions			(0.3)		(8.1)
Amounts charged off			3.7		7.7
Foreign exchange			(0.6)		(0.4)
Balance at end of period		$(8.2)			$(8.2)

NOTE 7 – SUPPLEMENTARY INFORMATION

	Three months ended			Nine months ended
(Unaudited)		December 31			December 31
(amounts in millions)	2008	2007		2008	2007
Cash provided by (used in) non-cash working capital:
Accounts receivable	$(18.1)	$3.6		$(7.0)	$(7.6)
Inventories	(3.0)	(15.3)		(98.6)	(9.5)
Prepaid expenses	0.5	(7.9)		8.4	(7.8)
Income taxes recoverable	14.0	(8.2)		8.1	(21.1)
Accounts payable and accrued liabilities	19.1	(23.1)		(9.3)	(70.7)
Deposits on contracts	16.5	27.2		8.4	27.8
Changes in non-cash working capital	$29.0	$(23.7)		$(90.0)	$(88.9)

Supplemental cash flow disclosure:
Interest paid	$6.0	$7.9		$19.5	$19.1
Income taxes paid (received)	$1.0	$1.7		$14.7	$22.9

Supplemental statements of earnings disclosure:
Foreign exchange gains (losses) on financial instruments
recognized in earnings:
Loans and receivables	$7.8	$(4.0)		$11.5	$(26.4)
Financial assets and financial liabilities required to be
classified as held for trading	–	3.0		(0.7)	5.2
Other financial liabilities	(10.1)	4.4		(13.3)	20.9
Foreign exchange (loss) gain	$(2.3)	$3.4		$(2.5)	$(0.3)

Stock-based compensation plans

The net effect of the equity swap agreements relating to the DSU and LTI-DSU programs partly offsets movements in the company’s share price impacting the cost of these programs. This net effect is presented in the line item associated with stock-based compensation plans.

CAE Third Quarter Report 2009 | 35

Notes to the Consolidated Financial Statements NOTE 8 – GOVERNMENT COST SHARING Project Phoenix

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project:

(Unaudited)	Three months ended	Nine months ended
(amounts in millions)	December 31, 2008	December 31, 2008
Outstanding contribution receivable, beginning of period	$9.8	$24.2
Contributions	19.9	42.0
Payments received	(10.6)	(47.1)
Outstanding contribution receivable, end of period	$19.1	$19.1

Aggregate information about programs

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

	Three months ended		Nine months ended
(Unaudited)		December 31	December 31
(amounts in millions)	2008	2007	2008	2007
Contributions credited to capitalized costs:
Project Phoenix	$4.2	$5.4	$9.9	$16.4
Contributions credited to income:
Project Phoenix	15.7	11.3	32.1	29.4
Total contributions:
Project Phoenix	$19.9	$16.7	$42.0	$45.8
Royalty expenses:
Project Phoenix	$ –	$ –	$ –	$ –
Previous programs	2.5	2.2	7.5	6.4

NOTE 9 – EMPLOYEE FUTURE BENEFITS

The total benefit cost for the periods ended December 31 includes the following components:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2008	2007	2008	2007
Current service cost	$2.5	$2.1	$7.2	$6.3
Interest cost on projected pension obligations	3.5	3.2	10.5	9.5
Expected return on plan assets	(3.4)	(3.2)	(10.0)	(9.4)
Amortization of net actuarial loss	0.5	0.5	1.5	1.6
Amortization of past service costs	0.2	0.2	0.4	0.4
Net pension expense	$3.3	$2.8	$9.6	$8.4

36 | CAE Third Quarter Report 2009

Notes to Consolidated Financial Statements

NOTE 10 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are threefold:

(i)	Optimize the use of debt in relation to managing the cost of capital of the Company;
(ii)	Keep the debt level at an amount where the Company’s financial strength and credit quality is maintained in order to withstand economic cycles;
(iii)	Provide the Company’s shareholders with an appropriate rate of return on their investment.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or use cash to reduce debt.

In view of this, the Company monitors its capital on the basis of the adjusted net debt to capital ratio. This ratio is calculated as adjusted net debt divided by the sum of the adjusted net debt and equity. Adjusted net debt is calculated as total debt (as presented in the consolidated balance sheet and including non-recourse debt) added to the present value of operating leases (held off balance sheet) less cash and cash equivalents. Equity comprises all components of shareholders’ equity (i.e. capital stock, contributed surplus, retained earnings and accumulated other comprehensive loss).

The level of debt versus equity in the capital structure will be maintained at levels appropriate for a given economic cycle and according to the Company’s growth strategy relative to the different business segments and therefore adjusted over time to appropriate levels ensuring the achievement of the objectives as stated above. The ratios as at December 31, 2008 and as at March 31, 2008 were as follows:

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2008	2008
Total debt	$463.7	$379.8
Add: Present value of operating leases (held off balance sheet)	231.8	200.2
Less: Cash and cash equivalents	(197.8)	(255.7)
Adjusted net debt	$497.7	$324.3
Shareholders’ equity	$1,149.4	$948.5
Adjusted net debt : shareholders’ equity	30:70	25:75

The increase in the adjusted net debt to equity ratio compared to March 31, 2008 resulted primarily from the increase in net debt that occurred as a result of cash used and assumed debt for the acquisition of Sabena Flight Academy, other general corporate and working capital purposes and foreign exchange variations.

In the first quarter of fiscal 2009, the Board of Directors approved an increase in the quarterly dividend per share to $0.03 from $0.01.

The Company has certain debt agreements which require the maintenance of a certain level of capital. As at December 31, 2008, the Company is compliant with all its capital maintenance covenants.

CAE Third Quarter Report 2009 | 37

Notes to the Consolidated Financial Statements

NOTE 11 – FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial instruments

The carrying values and fair values of financial instruments, by class, are as follows:

(Unaudited)
as at December 31, 2008
(amounts in millions)
							Carrying Value	Fair Value
	Held for		Available		Loans &
	Trading		for Sale		Receivables		Total
Financial assets
Cash and cash equivalents	$197.8		$ –		$ –		$197.8	$197.8
Accounts receivable(a)	–		–		269.5	(b)	269.5	269.5
Other assets(a)	11.6	(c)	0.8	(d)	20.4	(e)	32.8	32.8
Derivative assets	14.5	(f)	–		–		14.5	14.5
	$223.9		$0.8		$289.9		$514.6	$514.6

							Carrying Value	Fair Value
					Other
			Held for		Financial
			Trading		Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)			$ –		$422.5	(g)	$422.5	$422.5
Total long-term debt			–		463.7		463.7	470.7
Deferred gains and other long-term liabilities(a)			–		1.1	(h)	1.1	1.1
Derivative liabilities			16.7	(f)	–		16.7	16.7
			$16.7		$887.3		$904.0	$911.0

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS Leasing Ltd.
(e)	Includes long-term receivables.
(f)

Includes embedded derivatives accounted for separately and derivatives not designated in a hedging relationship but that are economic hedges and excludes derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Includes a long-term payable that meets the definition of a financial liability.

38 | CAE Third Quarter Report 2009

					Notes to Consolidated Financial Statements

(Unaudited)
as at March 31, 2008
(amounts in millions)
							Carrying Value	Fair Value
	Held for		Available		Loans &
	Trading		for Sale		Receivables		Total
Financial assets
Cash and cash equivalents	$255.7		$ –		$ –		$255.7	$255.7
Accounts receivable(a)	–		–		205.5	(b)	205.5	205.5
Other assets(a)	8.6	(c)	0.8	(d)	23.0	(e)	32.4	32.4
Derivative assets	12.0	(f)	–		–		12.0	12.0
	$276.3		$0.8		$228.5		$505.6	$505.6

							Carrying Value	Fair Value
					Other
			Held for		Financial
			Trading		Liabilities		Total
Financial liabilities
Accounts payable and accrued liabilities(a)			$ –		$346.9	(g)	$346.9	$346.9
Total long-term debt			–		379.8		379.8	389.3
Deferred gains and other long-term liabilities(a)			–		0.5	(h)	0.5	0.5
Derivative liabilities			15.5	(f)	–		15.5	15.5
			$15.5		$727.2		$742.7	$752.2

(a)	Excludes derivative financial instruments that have been presented separately.
(b)	Includes trade receivables, accrued receivables and certain other receivables.
(c)	Includes restricted cash.
(d)	Represents the Company’s investment in CVS Leasing Ltd.
(e)	Includes long-term receivables.
(f)

Includes embedded derivatives accounted for separately and derivatives not designated in a hedging relationship but that are economic hedges and excludes derivatives that are designated and effective hedging instruments.

(g)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(h)	Includes a long-term payable that meets the definition of a financial liability.

The Company did not elect to voluntarily designate any financial instruments as held for trading; moreover, there have not been any changes to the classification of the financial instruments since March 31, 2008.

As part of its financing transactions, the Company, through its subsidiaries, has pledged certain financial assets including cash and cash equivalents, accounts receivables, other assets and derivative assets. The aggregate carrying value of these pledged financial assets was $75.4 million as at December 31, 2008 ($70.7 million as at March 31, 2008).

Financial risk management

The Company is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments.

Credit risk

Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company, in relation to financial instruments. The Company is exposed to credit risk on its account receivables and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents, and derivative financial instrument assets.

CAE Third Quarter Report 2009 | 39

Notes to the Consolidated Financial Statements

Credit risks arising from the Company’s normal commercial activities are independently managed and controlled by its four segments, specifically in regards to customer credit risk. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that the Company will not be able to collect all amounts due according to the original terms of the receivables (see note 6). The carrying amount of the trade accounts receivable is reduced through the use of the allowance account and the amount of any increase to the allowance is recognized in the consolidated statement of earnings. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in the consolidated statement of earnings.

The Company’s customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade accounts receivable are not concentrated to any specific customers but rather are held from a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to a third-party for a cash consideration on a non-recourse basis. The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are in place with major financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

As presented in the previous financial instrument tables, the carrying amount represents the maximum exposure to credit risk for each respective financial asset as at the relevant dates. In addition, an amount of $25.6 million ($15.6 million as at March 31, 2008) represents the maximum exposure to credit risk for elements excluded from the previous table.

Liquidity risk

Liquidity risk is defined as the potential that the Company cannot meet a demand for cash or meet its obligations as they become due.

The Company manages this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of the Company’s consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet indebtedness. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations in a cost-efficient manner. In managing its liquidity risk, the Company has access to revolving unsecured term credit facilities of US$400.0 million and €100.0 million. As well, the Company has an agreement to sell certain of its accounts receivable up to $50 million. The Company also constantly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

40 | CAE Third Quarter Report 2009

Notes to Consolidated Financial Statements

The following table presents a maturity analysis, from the consolidated balance sheet date to the contractual maturity date, of the Company’s financial liabilities based on expected cash flows. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

(Unaudited)
as at December 31, 2008	Carrying	Contractual	0-12	13-24	25-36	37-48	49-60
(amounts in millions)	Amount	Cash Flows	Months	Months	Months	Months	Months	Thereafter
Accounts payable and
accrued liabilities (a, f)	$422.5	$422.5	$422.5	$ –	$ –	$ –	$ –	$ –
Foreign exchange forward
contracts (b)	28.1
Outflow		801.4	696.8	70.2	19.0	5.4	10.0	–
Inflow		(773.0)	(676.6)	(64.4)	(17.4)	(5.0)	(9.6)	–
Total long-term debt (c)	463.7	567.1	145.3	59.1	47.3	100.6	45.7	169.1
Swap derivatives on total
long-term debt (d)	(4.0)
Outflow		83.3	10.3	10.9	11.0	9.6	7.8	33.7
Inflow		(86.5)	(9.3)	(10.5)	(11.0)	(9.5)	(8.0)	(38.2)
Other long-term liabilities (e, f)	1.1	1.1	–	0.9	0.2	–	–	–
	$911.4	$1,015.9	$589.0	$66.2	$49.1	$101.1	$45.9	$164.6

(a)	Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(b)

Includes foreign exchange forward contracts, but excludes all embedded derivatives, either presented as derivative liabilities or derivative assets. Outflows and inflows are presented in CAD equivalent using the contractual foreign exchange forward rate.

(c)	Contractual cash flows include contractual interest and principal payments related to debt obligations.
(d)

Includes interest rate swaps and foreign exchange swap contracts either designated as cash flow hedges or as fair value hedges of long-term debt either presented as derivative liabilities or derivative assets.

(e)	Includes certain other long-term liabilities.
(f)	Excludes derivative financial liabilities which have been presented separately.

Market risk

Market risk is defined as the Company’s exposure to an earnings loss or a loss to the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as the Company’s exposure to an earnings loss or a loss to the value of its financial instruments as a result of the fluctuations of foreign exchange rates. The Company is exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, CAE’s foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the USD, € and £). The Company’s related exposure to the foreign currency exchange rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting, in their functional currency for material procurement, sale contracts and financing activities.

The Company uses foreign exchange forward contracts and foreign exchange swap agreements to manage the Company’s exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. The Company applies hedge accounting for a significant portion of anticipated transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges. Notably, the Company enters into foreign exchange forward contracts and foreign exchange swap agreements to reduce the risk of variability of future cash flows resulting from forecasted and firm sales commitments and debt denominated in foreign currencies.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

CAE Third Quarter Report 2009 | 41

Notes to the Consolidated Financial Statements

The Company’s exposure to foreign exchange variation of 5% of our main three currencies, which is reasonably possible, have a pre-tax impact of $4.8 million on the Company’s net earnings. The pre-tax impact on the OCI is $28.0 million.

Interest rate risk

Interest rate risk is defined as the Company’s exposure to a loss on earnings or a loss to the value of its financial instruments as a result of the fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company also has a floating rate debt through unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. An appropriate mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity to ensure proper asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on the Company’s consolidated net income and other comprehensive income.

NOTE 12 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

Results by segment

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense), interest, income taxes and discontinued operations (hereinafter referred to as segment operating income). The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)	Simulation Products		Training & Services			Total
three months ended December 31
(amounts in millions)	2008	2007	2008	2007	2008	2007
Civil
External revenue	$119.3	$103.5	$120.9	$92.8	$240.2	$196.3
Segment operating income	22.8	25.2	21.6	15.5	44.4	40.7
Depreciation and amortization
Property, plant and equipment	1.2	1.2	15.6	11.3	16.8	12.5
Intangible and other assets	0.4	0.4	2.5	1.2	2.9	1.6
Capital expenditures	1.9	1.2	39.7	14.1	41.6	15.3
Military
External revenue	$125.5	$89.6	$58.9	$58.9	$184.4	$148.5
Segment operating income	25.7	11.5	8.6	9.5	34.3	21.0
Depreciation and amortization
Property, plant and equipment	1.6	1.5	1.6	1.3	3.2	2.8
Intangible and other assets	1.1	1.5	0.6	1.1	1.7	2.6
Capital expenditures	2.2	1.5	8.1	4.3	10.3	5.8
Total
External revenue	$244.8	$193.1	$179.8	$151.7	$424.6	$344.8
Segment operating income	48.5	36.7	30.2	25.0	78.7	61.7
Depreciation and amortization
Property, plant and equipment	2.8	2.7	17.2	12.6	20.0	15.3
Intangible and other assets	1.5	1.9	3.1	2.3	4.6	4.2
Capital expenditures	4.1	2.7	47.8	18.4	51.9	21.1

42 | CAE Third Quarter Report 2009

				Notes to Consolidated Financial Statements

(Unaudited)	Simulation Products		Training & Services			Total
nine months ended December 31
(amounts in millions)	2008	2007	2008	2007	2008	2007
Civil
External revenue	$370.2	$328.8	$339.1	$277.6	$709.3	$606.4
Segment operating income	73.6	71.1	61.4	49.7	135.0	120.8
Depreciation and amortization
Property, plant and equipment	3.3	3.5	41.1	33.4	44.4	36.9
Intangible and other assets	1.4	1.6	6.5	5.7	7.9	7.3
Capital expenditures	3.9	3.4	116.2	120.2	120.1	123.6
Military
External revenue	$339.9	$282.2	$174.2	$168.4	$514.1	$450.6
Segment operating income	60.9	37.2	29.6	23.8	90.5	61.0
Depreciation and amortization
Property, plant and equipment	4.4	4.4	4.2	4.2	8.6	8.6
Intangible and other assets	3.2	3.3	1.9	2.1	5.1	5.4
Capital expenditures	4.5	5.2	16.3	12.4	20.8	17.6
Total
External revenue	$710.1	$611.0	$513.3	$446.0	$1,223.4	$1,057.0
Segment operating income	134.5	108.3	91.0	73.5	225.5	181.8
Depreciation and amortization
Property, plant and equipment	7.7	7.9	45.3	37.6	53.0	45.5
Intangible and other assets	4.6	4.9	8.4	7.8	13.0	12.7
Capital expenditures	8.4	8.6	132.5	132.6	140.9	141.2

Assets employed by segment

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2008	2008
Simulation Products/Civil	$280.4	$208.3
Simulation Products/Military	405.5	302.8
Training & Services/Civil	1,316.5	1,067.6
Training & Services/Military	241.5	219.8
Total assets employed	$2,243.9	$1,798.5
Assets not included in assets employed	415.7	454.7
Total assets	$2,659.6	$2,253.2

CAE Third Quarter Report 2009 | 43

Notes to the Consolidated Financial Statements Geographic information

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2008	2007	2008	2007
Revenue from external customers
Canada	$23.3	$11.7	$67.2	$78.2
United States	147.2	104.8	416.4	323.7
United Kingdom	33.5	23.9	91.3	77.9
Germany	66.5	42.8	164.4	118.0
Netherlands	19.6	21.0	73.1	80.4
Other European countries	37.6	34.4	122.0	111.6
China	26.4	25.5	63.5	55.8
United Arab Emirates	16.5	19.6	44.8	44.0
Other Asian countries	27.9	24.4	82.1	61.0
Australia	11.0	20.0	55.7	57.5
Other countries	15.1	16.7	42.9	48.9
	$424.6	$344.8	$1,223.4	$1,057.0

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2008	2008
Property, plant and equipment, goodwill and intangible assets
Canada	$198.1	$205.9
United States	404.9	297.2
South America	70.6	66.1
United Kingdom	155.4	166.3
Spain	97.6	95.4
Germany	82.0	67.2
Belgium	87.7	27.1
Netherlands	131.4	134.0
Other European countries	42.2	34.2
United Arab Emirates	80.9	63.6
Asia	119.2	54.3
Other countries	11.8	13.0
	$1,481.8	$1,224.3

44 | CAE Third Quarter Report 2009

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